Exhibit 99.5

NEW MOUNTAIN VANTAGE  ADVISERS,  L.L.C.

787 SEVENTH AVENUE, 49TH FLOOR NEW YORK, NY 10019
TEL:     212-720-0300         FAX:     212-582-2277

Mr. Philip C. Ackerman
Chairman and Chief Executive Officer
National Fuel Gas Company
Williamsville, NY 14221

September 14, 2007

Dear Phil:

I received your letter dated September 12, 2007.

With respect to the analysis we had done by Schlumberger, which you requested in your letter, please recall that I and a team of four other executives representing New Mountain Vantage traveled to your offices in Williamsville on December 12, 2006 and reviewed with you in detail our estimates of the potential value of NFG’s Appalachian acreage and the supporting data from Schlumberger.  The meeting lasted about three hours, and the attendees from NFG who accompanied you were Ron Tanski (Treasurer and Principal Financial Officer), Barry McMahan (Senior Vice President of Seneca Resources), Dale Rowekamp (General Manager, East Division, Seneca Resources), Cary Kuminecz (Senior Geologist, East Division, Seneca Resources), Kevin Ryan (Reservoir Manager, Seneca Resources) and Margaret Suto (Director, Investor Relations).

At that meeting, we also presented other confirming and supporting data, including the results of a land man report we commissioned and the practices of other E&P companies in the Appalachian region.  Our group of executives included Fox Benton, the former CFO of Ultra Petroleum and Fred Salerno, the former Vice Chairman and CFO of Verizon Communications and a former board member of KeySpan, Consolidated Edison and Orion Power.  At the meeting you said that our findings were “directionally correct.”  We encouraged you to speak to Schlumberger directly and to retain them to develop a 3-P study of Appalachia and a determination of NFG’s available drilling locations.  (Subsequently, we sent our presentation materials from that meeting to Robert Brady, the lead independent director of NFG.)  Following the December 2006 meeting, we released Schlumberger to work for NFG.

On May 4, 2007, I sent you an email message that questioned the Upper Devonian recoverable reserve estimates that the Company put forth in an 8-K filed on April 27, 2007.  I offered in that email to arrange a call with the head of the Pittsburgh office of Schlumberger so that he could lend their professional perspective on the far superior results that other operators in the Upper Devonian are experiencing as compared to NFG. We continue to encourage you to reach out to Schlumberger directly regarding NFG’s opportunities in Appalachia.

In short, I believe we have been quite forthcoming with our thinking and our analysis.  We look forward to the Company’s timely response to each of the recommendations in our September 11, 2007 letter.

Sincerely,

/s/ David M. DiDomenico

David M. DiDomenico
Managing Director